April 13, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Bond Index Funds; File No. 33-6001

Dear Mr. Sandoe,

The following responds to your comments of April 12, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 54 that was filed on February 25, 2010 pursuant to Rule 485(a).

Comment 1:  All Funds in Registrant – Fees and Expenses

Comment:         Please delete the footnote discussing the fee that may apply to purchases of fund shares.

Response:         We will delete the footnote as requested for all funds within this registrant.

Comment 2:    All Funds in Registrant - Primary Investment Strategies

Comment:         The funds’ policy of investing at least 80% of its assets in bonds held in its target index is not sufficient for an Index fund.

Response:         Rule 35d-1 and the Commission’s accompanying adopting release are not explicit about how the 80% requirement applies to index funds.  The rule generally requires that an investment company invest at least 80% of its assets in “the particular type of investments . . . suggested by the name.”  The adopting release further suggests that an index fund should invest “more than” 80% in “investments connoted by the index.”  Footnote 42 of the release indicates that index funds must comply with the 80% requirement, however, it does not explain the meaning of the phrase “investments connoted by the index.” The release also states that the Commission did not codify the SEC staff’s previous positions on index funds.

The term “index” does not suggest a definitive “type of investment” that would by itself be subject to the 80% requirement, but rather it suggests the use of a passive-management investment strategy. Since the term “index” describes a strategy, the adopting release permits a reasonable interpretation of how the 80% requirement should apply to index funds.

Comment 3:    All Funds in Registrant – Purchase and Sale of Fund Shares

Comment:         Please delete the text that specifies the means by which additional shares can be purchased within an existing account.

Response:         We will delete the text as requested.

Comment 4:    All Funds in Registrant – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Comment 5:    All Funds in Registrant – Financial Intermediary Compensation

Comment:         Please revise the heading to read, “Payments to Financial Intermediaries.”

Response:         We will amend the heading as requested.

Comment 6:    Intermediate-Term Bond Index Fund – Annual Total Returns

Comment:         Please fix the typo so “calendar” is spelled correctly.

Response:         We will fix the typo as requested.

Comment 7:    Total Bond Market ETF – Fees and Expenses

Comment:         Please delete the paragraph between the Shareholder Fees and Annual Fund Operating Expenses tables.

Response:         We will delete the paragraph as requested.

Comment 8:    SAI – Director/Trustee Information

Comment:         Please include the corporate governance disclosure required by the recent rulemaking.

Response:         We will update the SAI as requested.

Comment 9:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel